# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: CAMP4 THERAPEUTICS CORPORATION, CIK 0001736730
CUSIP: 13463J101
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: One Kendall Square, Building 1400 West, 3rd Floor, Cambridge, Massachusetts (MA), 02139
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001104659-24-110632
Filed by CIK 0001869128

## Reporting persons
- Northpond Ventures II, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,003,193; sole dispositive power 0; shared dispositive power 1,003,193; aggregate amount beneficially owned 1,003,193 (2.1% of the class)
- Northpond Ventures II GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,003,193; sole dispositive power 0; shared dispositive power 1,003,193; aggregate amount beneficially owned 1,003,193 (2.1% of the class)
- Northpond Ventures III, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 763,636; sole dispositive power 0; shared dispositive power 763,636; aggregate amount beneficially owned 763,636 (1.6% of the class)
- Northpond Ventures III GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 763,636; sole dispositive power 0; shared dispositive power 763,636; aggregate amount beneficially owned 0 (1.6% of the class)
- Northpond Ventures, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 471,415; sole dispositive power 0; shared dispositive power 471,415; aggregate amount beneficially owned 471,415 (1% of the class)
- Northpond Ventures GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 471,415; sole dispositive power 0; shared dispositive power 471,415; aggregate amount beneficially owned 471,415 (1% of the class)
- Michael P. Rubin: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,238,244; sole dispositive power 0; shared dispositive power 2,238,244; aggregate amount beneficially owned 2,238,244 (4.8% of the class)

## Item 1. Issuer
Name of issuer: CAMP4 THERAPEUTICS CORPORATION
Address of issuer's principal executive offices: One Kendall Square, Building 1400 West, 3rd Floor, Cambridge, MA, 02139.

## Item 2. Person Filing
Name of person filing:
The names of the persons filing this report (collectively, the "Reporting Persons") are:

Northpond Ventures II, LP ("Northpond Fund II")
Northpond Ventures II GP, LLC ("Northpond II GP")
Northpond Ventures III, LP ("Northpond Fund III")
Northpond Ventures III GP, LLC ("Northpond III GP")
Northpond Ventures, LP ("Northpond Fund I")
Northpond Ventures GP, LLC ("Northpond GP")
Michael P. Rubin ("Rubin")

The Reporting Persons expressly disclaim status as a "group" for purposes of this Schedule 13G.
Address of principal business office or, if none, residence:
The principal business office of each Reporting Person is:
7500 Old Georgetown Road, Suite 800
Bethesda, MD 20814
Citizenship:
Northpond Fund II Delaware
Northpond II GP Delaware
Northpond Fund III Delaware
Northpond III GP Delaware
Northpond Fund I Delaware
Northpond GP Delaware
Rubin United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Row 9 of each Reporting Person's cover page to this Schedule 13G sets forth the aggregate number of securities of the Issuer beneficially owned by such Reporting Person as of September 30, 2025 and is incorporated by reference.

The Reporting Persons ownership of the Issuer's securities includes (i) 1,003,193 shares of common stock directly held by Northpond Fund II; (ii) 763,636 shares of common stock directly held by Northpond Fund III; and (iii) 471,415 shares of common stock directly held by Northpond Fund I.

Northpond II GP is the general partner of Northpond Fund II, Northpond III GP is the general partner of Northpond Fund III, and Northpond GP is the general partner of Northpond Fund I. Rubin is the managing member of each of Northpond II GP, Northpond III GP and Northpond GP and has voting and dispositive power over the securities held by each of Northpond Fund II, Northpond Fund III and Northpond Fund I.
Percent of class: Row 11 of each Reporting Person's cover page to this Schedule 13G sets forth the percentages of the securities of the Issuer beneficially owned by such Reporting Person as of September 30, 2025 and is incorporated by reference. The percentage set forth in each row 11 is based upon 46,880,185 shares of common stock outstanding as of September 30, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the "SEC") on November 6, 2025.
Sole power to vote or to direct the vote: Row 5 of each Reporting Person's cover page to this Schedule 13G sets forth the sole power to vote or to direct the vote of securities of the Issuer beneficially owned by such Reporting Person as of September 30, 2025 and is incorporated by reference.
Shared power to vote or to direct the vote: Row 6 of each Reporting Person's cover page to this Schedule 13G sets forth the shared power to vote or to direct the vote of securities of the Issuer beneficially owned by such Reporting Person as of September 30, 2025 and is incorporated by reference.
Sole power to dispose or to direct the disposition: Row 7 of each Reporting Person's cover page to this Schedule 13G sets forth the sole power to dispose or to direct the disposition of securities of the Issuer beneficially owned by such Reporting Person as of September 30, 2025 and is incorporated by reference.
Shared power to dispose or to direct the disposition: Row 8 of each Reporting Person's cover page to this Schedule 13G sets forth the shared power to dispose or to direct the disposition of securities of the Issuer beneficially owned by such Reporting Person as of September 30, 2025 and is incorporated by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 99.1 Joint Filing Agreement (incorporated by reference to Exhibit A to the Reporting Persons' Schedule 13G filed with the SEC on October 22, 2024).

## Signatures
- Northpond Ventures II, LP: /s/ Patrick Smerkers, By Northpond Ventures II GP, LLC, its General Partner, By Patrick Smerkers, Authorized Signatory (11/14/2025)
- Northpond Ventures II GP, LLC: /s/ Patrick Smerkers, By Patrick Smerkers, Authorized Signatory (11/14/2025)
- Northpond Ventures III, LP: /s/ Patrick Smerkers, By Northpond Ventures III GP, LLC, its General Partner, By Patrick Smerkers, Authorized Signatory (11/14/2025)
- Northpond Ventures III GP, LLC: /s/ Patrick Smerkers, By Patrick Smerkers, Authorized Signatory (11/14/2025)
- Northpond Ventures, LP: /s/ Patrick Smerkers, By Northpond Ventures GP, LLC, its General Partner, By Patrick Smerkers, Authorized Signatory (11/14/2025)
- Northpond Ventures GP, LLC: /s/ Patrick Smerkers, By Patrick Smerkers, Authorized Signatory (11/14/2025)
- Michael P. Rubin: /s/ Michael P. Rubin, Michael P. Rubin (11/14/2025)